SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

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[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

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COMMISSION FILE NUMBER 1-7657

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A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEHMAN BROTHERS HOLDINGS INC.
745 Seventh Avenue
NEW YORK, NY 10019

Financial Statements and Supplemental Schedule
Lehman Brothers Savings Plan

Years Ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

Lehman Brothers Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm.............................................................................................................................................................................   1

Financial Statements

Statements of Net Assets Available for Benefits................................................................................................................................................................................................  2
Statements of Changes in Net Assets Available for Benefits...........................................................................................................................................................................  3
Notes to Financial Statements...  4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year).................................................................................................................................................................  13

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 26, 2007

Lehman Brothers Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
	(in thousands)

Assets
Investments, at fair value	$1,938,795	$1,633,182
Participant loans	14,849	12,606
Contribution receivables	25,405	20,254
	1,979,049	1,666,042

Liabilities
Accrued and other liabilities	43	18

Net assets available for benefits, at fair value	1,979,006	1,666,024
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	3,012	1,816

Net assets available for benefits	$1,982,018	$1,667,840

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
Additions:	2006	2005
Additions to net assets attributed to:	(in thousands)
Investment income:
Net realized and unrealized appreciation in fair value	$149,063	$178,931
Interest and dividends	54,393	32,543
	203,456	211,474

Contributions:
Participants	122,608	95,232
Employer	25,405	20,254
Rollovers	22,954	21,139
	170,967	136,625

Transfers in from other Plans:
BNC Mortgage Inc.	18,210	-
Finance America, LLC	10,509	-
	28,719	-
Total additions	403,142	348,099

Deductions:
Deductions from net assets attributed to:
Participant withdrawals	(88,663)	(68,955)
Administrative fees	(301)	(220)
Total deductions	(88,964)	(69,175)

Net increase	314,178	278,924

Net assets available for benefits:

Beginning of year	1,667,840	1,388,916

End of year	$1,982,018	$1,667,840

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the “Plan”) is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated from time to time thereafter, including a restatement on December 22, 2006.  Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. (“Lehman”) and its participating subsidiaries (collectively, the “Company”) are eligible to participate in the Plan as soon as administratively practicable following their date of employment.

The December 2006 Plan restatement amended the Plan to permit the end-of-year-employment requirement for eligibility to share in employer Matching contributions to be satisfied by employment with an Affiliate not participating in the Plan, rather than solely by employment with participating employers, effective January 1, 2006, and to eliminate the minimum dollar amounts required for withdrawals, except for loans and hardship withdrawals, effective December 4, 2006.

The December 2006 Plan restatement also included amendments providing for the merger of the Townsend Analytics, Ltd. 401(k) Plan and the Campus Door 401(k) Plan into the Plan effective January 2, 2007 and January 16, 2007, respectively.  The amendments also provided past service credit, for purposes of eligibility to share in Employer Contributions and vesting, (x) to anyone employed by Townsend Analytics, Ltd. on (i) January 1, 2007 or (ii) any applicable earlier date during 2005 or 2006 immediately preceding their transfer to the employ of the Company, and (y) to anyone employed by Campus Door Inc. on (i) January 1, 2007 or (ii) any applicable earlier date during 2006 immediately preceding their transfer to the employ of the Company.

A prior Plan restatement on December 29, 2005 included amendments to (i) reflect the final 401(k) and 401(m) regulations, (ii) provide past service credit for purposes of eligibility to share in Employer Contributions and vesting to certain employees of BNC Mortgage, Inc.  and Finance America, LLC and (iii) merge the BNC Mortgage, Inc. 401(k) Plan and the Finance America 401(k) Retirement Savings Plan into the Plan, effective February 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A more complete description of the Plan is contained in the Plan document, which is available to all participants from the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee (the “Plan Administrator”).

Records of all financial transactions involving Plan assets including receipt of contributions and investment earnings, payment of benefits and expenses, and purchase and sale of investments, are maintained by Fidelity Management Trust Company and its affiliates (collectively referred to as “FMTC”).

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifty percent of eligible compensation, as defined by the Plan document. The Company provides a discretionary matching contribution, in Lehman stock or cash, on behalf of eligible participants who have a twelve month period of service, as defined by the Plan document, and are employees on the last day of the Plan year. The amount of the discretionary contribution, if any, will be determined by the Company’s Board of Directors.

In the event a discretionary matching contribution is made, it will be allocated as follows:

1.
Participants with annual compensation below $50,000, and who are not in any position designated to be excluded from the Company contribution, will receive a Company contribution of $500 plus 100% of the first $3,500 of their pre-tax contributions.

2.
Participants with annual compensation between $50,000 and $200,000 will receive a Company contribution up to 100% of the first $4,000 of their pre-tax contributions, only if there are funds remaining after contributions are made for the participants making less than $50,000 per year.

3.	Company contributions are not made for participants with annual compensation in excess of $200,000.

For the 2006 and 2005 Plan years, Company contributions were made in cash, which was invested in the Lehman Brothers Common Stock Fund.

Participant pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the “Code”), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in participant gross income to the extent such contributions exceed the statutory limitation. The maximum limitation amount was $15,000 for 2006 and $14,000 for 2005. The Company’s contributions on behalf of participants, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

As allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan was amended to allow participants to contribute Catch-Up contributions, as defined in EGTRRA, to the Plan.  Participants who are at least 50 years old as of December 31 of any Plan year may elect to contribute, on a pre-tax basis, between one and twenty-five percent of eligible compensation, as defined in the Plan document, as Catch-Up contributions.  The maximum limitation for Catch-Up contributions was $5,000 for 2006 and $4,000 for 2005.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Contributions (continued)

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Participants may direct how their contributions are to be invested in the available investment options offered by the Plan.  Although the basic and discretionary employer matching contributions are directly invested into the Lehman Common Stock Fund, participants immediately have the right to diversify out of this fund.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals, loans and any applicable administrative fees. The periodic allocation of investment experience is based upon the participant’s beneficial interest in each of the investment funds on the valuation date.

Vesting

Participants are immediately 100% vested in their pre-tax and Catch-up contributions for all Plan years and in any Company contributions that were made for any Plan year prior to 2005.  Participants shall be 100% vested in their Company contributions made for 2005 and later Plan years once they have attained three years of vesting service, as defined by the Plan document.

Participant Loans

Generally, participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by the participant’s account and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. Participants that are still employed by Lehman, but are not able to repay their loans through payroll deductions, are required to repay their loans through monthly payments made directly to FMTC.  Participants who terminate their employment with outstanding loan balances have 90 days following termination to repay the loan.  Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions.  Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2006 and 2005, $1,080,934 and $162,774, respectively, in outstanding loan balances have been reported as taxable distributions to participants.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Payment of Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts. Prior to December 4, 2006, each withdrawal must have been for a minimum of $1,000 (or 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Plan Administrator. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates, at any point prior to death the participant may elect to receive a full or partial distribution of his account balance.  Prior to December 4, 2006, each withdrawal must have been for a minimum of $1,000 (or 100% of the value of their account if less than $1,000).  In the event the participant’s account does not exceed $1,000 ($5,000 prior to March 28, 2005), an immediate lump sum payment will be made automatically.  After participants attain the age of 70-1/2, they must begin receipt of their remaining account balance in accordance with the minimum required distribution provision and the Plan rules.

Upon death, the balance in the participant’s account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment; however, the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $1,000 ($5,000 prior to March 28, 2005).

Forfeited Accounts

At December 31, 2006 and 2005 there were no forfeited non-vested participant accounts.  In the event there were forfeitures, such amounts would have been used to either reduce employer contributions or defray administrative expenses of the Plan.

Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2006 and 2005, the Plan was charged $300,919 and $219,590 for third party administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.  The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.  The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Except for certain investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investment securities not traded on any public exchange are valued at $0. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held in the Plan’s Stable Value Fund (“Stable Value Fund”), a separate account established by the Company for the exclusive benefit of Plan participants, are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2006 and 2005 approximated $206,657,957 and $195,231,000, respectively.  The average yield was approximately 5.11% in 2006 and 4.88% in 2005, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and was 5.10% at December 31, 2006 and 4.78% at December 31, 2005.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

3. Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis.

The following table presents the investments at fair value held by the Plan at December 31, 2006 and 2005, respectively:

	December 31,
	2006	2005
	(in thousands)
Investments, at fair value
Mutual Funds	$1,469,679	$1,235,680
Stock Funds	262,456	202,269
Stable Value Fund	206,658	195,231
Self-Directed Accounts	2	2
Total	$1,938,795	$1,633,182

The following table presents the net appreciation in fair value of investments held by the Plan at December 31, 2006 and 2005, respectively:

	Years Ended December 31,
	2006	2005
	(in thousands)
Net appreciation in fair value of investments:
Mutual Funds	$102,424	$123,441
Stock Funds	46,639	55,490
Total	$149,063	$178,931

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at December 31, 2006 and 2005, respectively:

	Fair Value at December 31,
	2006	2005
	(in thousands)
Funds:
Neuberger Berman Value Equity	$590,226	$557,271
Lehman Brothers Common Stock	233,380	170,973
Vanguard Institutional Index	136,796	115,310

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.  In the event of Plan termination, participants would immediately become 100% vested in their employer contributions.

6. Income Tax Status

The Plan received a determination letter from The Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan’s Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by FMTC during 2006 and 2005.  This qualifies FMTC as a party in interest.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006, to the Form 5500:

In thousands

Net assets available for benefits per the financial statements	$1,982,018
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,012)
Net assets available for benefits per the Form 5500	$1,979,006

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the Form 5500:

In thousands

Net increase in net assets available for benefits per the financial statements	$314,178
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,012)
Net increase assets available for benefits per the Form 5500	$311,166

The accompanying financial statements present fully benefit-responsive investment contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

9. Subsequent Events

The Plan was amended, effective April 18, 2007, to retroactively eliminate the requirement than no more than 2 participant loans may be initiated within any 12-month rolling period.  This 12-month restriction was incorrectly programmed in the Plan’s recordkeeping system since it was added to the Plan in 2001.  The Plan submitted a Voluntary Corrective Procedure (“VCP”) filing to the IRS in December 2006 and upon receipt of the VCP approval the Plan was amended to retroactively eliminate this restriction.

Supplemental Schedule

EIN: 13-3216325
Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

	Par Value/ Number of Shares	Current Value at December 31, 2006
Stable Value Fund
Bank of America
Contract #05-034	32,729,797	$41,366,928
ING Life Insurance and Annuity Co.
Contract # 60118	21,575,184	25,868,624
JPMorgan Chase Bank
Contract # 431429-S	19,964,801	23,937,776
State Street Bank & Trust
Contract # 105019	32,967,507	36,922,915
UBS AG
Contract # 5206	20,302,915	31,701,075
UBS AG
Contract # 5186	7,551,665	7,348,736
IXIS
Contract # 1921	32,654,289	36,572,118
Fidelity Management Trust Co. (a) Contract GDLE	2,939,774	2,939,785
		206,657,957
Stock Funds American Express Company Common Stock	2,264,442.563	29,075,443
Lehman Brothers Common Stock (a)	11,882,915.373	233,380,458
		262,455,901
Mutual Funds
Fidelity Equity Income (a)	251,080.127	14,700,741
Fidelity Capital and Income (a)	5,226,974.075	46,467,800
Fidelity Select Biotech (a)	80,485.356	5,228,329
Fidelity Select Healthcare (a)	77,736.333	9,721,706
Fidelity Select Technology (a)	119,346.774	8,102,452
Fidelity Select Telecomm (a)	59,876.548	2,908,204
Fidelity Asset Manager (a)	1,543,211.076	24,861,130
Fidelity Low Price Stock (a)	1,030,473.985	44,866,837
Fidelity Diversified International (a)	2,293,318.911	84,738,134
Fidelity Large-Cap Stock (a)	5,349,832.253	93,729,061
Fidelity Freedom 2010 (a)	293,056.234	4,284,482
Fidelity Freedom 2020 (a)	555,388.651	8,625,186
Fidelity Freedom 2030 (a)	554,968.980	8,896,153
Fidelity US Bond Index (a)	3,355,655.654	36,442,420

EIN: 13-3216325
Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year) (continued)

December 31, 2006

	Par Value/ Number of Shares	Current Value at December 31, 2006
Mutual Funds (continued)
Fidelity Freedom 2040 (a)	860,222.595	$8,154,910
Neuberger Berman Partners (a)	901,805.265	28,001,054
Allianz Emerging Co Is	511,843.032	11,255,428
Pimco Total Return Administrative	2,412,621.612	25,043,012
Neuberger Berman Genesis Investor (a)	1,311,264.116	43,743,771
Templeton Developing Markets A	769,138.321	21,751,232
Calamos Growth	801,368.360	43,193,755
Vanguard Institutional Index	1,055,603.916	136,795,711
Lehman Brothers 10 Uncommon Val (a)	1,102,540.287	14,608,659
Neuberger Berman Fasciano Investor (a)	148,818.770	6,271,223
MFS Value Fund A	282,704.133	7,567,990
Vanguard Total Stock Market	548,928.913	18,712,987
Hartford Cap App IA	373,156.742	19,960,154
TRP Mid Cap Value	1,164,089.950	29,591,167
Neuberger Berman High Inc Bond Inv (a)	363,604.403	3,345,161
American Cap World G&I R4	410,392.348	17,183,128
Neuberger Berman Focus Investments (a)	235,906.163	7,421,608
Neuberger Berman International Inv (a)	1,376,313.574	33,692,156
Neuberger Berman Socially Responsible (a)	187,035.080	4,808,672
Century SM Cap	196,993.656	4,779,066
Neuberger Berman Value Equity (a)	10,003,488.284	590,225,816
		1,469,679,295
Self-Directed Accounts
Monte Carlo Corp. *	1,000	-
Omnimax Inc.	2,000	-
Paratech International Inc. *	4,000	-
Buscemi’s Intl Inc/New *	20	-
Westmore Intl Inc. *	500	-
Strips-Tint-05/15/2008	2,000	1,872
First Capital Holdings Corp. *	100	-
Access International Education Ltd.	80	4
Xebec *	700	-
		1,876

Total Investments before Participant Loans		1,938,795,029

Participant Loans (a)		14,848,783
Total Investments and Participant Loans		$1,953,643,812

* Unpriced Securities, valued at zero (a) Indicates party in interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        LEHMAN BROTHERS SAVINGS PLAN

                By:/s/ Wendy M. Uvino
                   Wendy M. Uvino
                           Chairperson
                   Lehman Brothers Holdings Inc.
                   Employee Benefit Plans Committee

June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Accounting Firm